UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioScrip, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

09069N108
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

1.	Names of Reporting Persons

Venor Capital Management LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 14,207,992
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		14,207,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,207,992

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

11.14%

12.	Type of Reporting Person (See Instructions)

IA

1.	Names of Reporting Persons

Venor Capital Management GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 14,207,992
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		14,207,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,207,992

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

11.14%

12.	Type of Reporting Person (See Instructions)

OO

1.	Names of Reporting Persons

Venor Special Situations Fund II LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,774,209
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,774,209

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,774,209

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.96%

12.	Type of Reporting Person (See Instructions)

OO

1.	Names of Reporting Persons

Venor Special Situations GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,774,209
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,774,209

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,774,209

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.96%

12.	Type of Reporting Person (See Instructions)

OO

1.	Names of Reporting Persons

Jeffrey A. Bersh

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 14,207,992
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		14,207,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,207,992

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

11.14%

12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons

Michael J. Wartell

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 14,207,992
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		14,207,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,207,992

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

11.14%

12.	Type of Reporting Person (See Instructions)

IN

Item 1(a).	Name of Issuer:

BioScrip, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

1600 Broadway, Suite 950
Denver, CO 80202

Item 2(a), 2(b) and 2(c). Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)         Venor Capital Management LP (“Venor Capital Management”), a Delaware limited partnership, as investment manager to four private investment funds (the “Private Funds”), and investment adviser to an investment account (collectively with the Private Funds, the “Accounts”), with respect to the Shares reported in this Schedule 13G held by the Accounts.

(ii)        Venor Capital Management GP LLC (“Venor Capital GP”), a Delaware limited liability company, as general partner of Venor Capital Management with respect to the Shares as reported in this Schedule 13G held by the Accounts.

(iii)       Venor Special Situations Fund II LP (“Venor Special Situations”), a Delaware limited partnership and one of the Accounts, with respect to certain of the Shares as reported in this Schedule 13G.

(iv)       Venor Special Situations GP LLC (“Venor Special Situations GP”), a Delaware limited liability company, as general partner of Venor Special Situations with respect to certain of the Shares as reported in this Schedule 13G.

(v)        Jeffrey A. Bersh, as a managing member of Venor Capital GP and Venor Special Situations GP and Co-Chief Investment Officer of Venor Capital Management, with respect to the Shares reported in this Schedule 13G held by the Accounts.

(vi)       Michael J. Wartell, as a managing member of Venor Capital GP and Venor Special Situations GP and Co-Chief Investment Officer of Venor Capital Management, with respect to the Shares reported in this Schedule 13G held by the Accounts.

The citizenship of Venor Capital Management, Venor Capital GP, Venor Special Situations and Venor Special Situations GP is set forth above.  Jeffrey A. Bersh and Michael J. Wartell are United States citizens.

The address of the principal business office of each of the Reporting Persons is 7 Times Square, Suite 4303, New York, NY 10036.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 (the “Shares”).

Item 2(e).	CUSIP Number:

09069N108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act;

	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;

	(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	[ ] Investment Company registered under Section 8 of the Investment CompanyAct of 1940;

	(e)	[ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);

	(g)	[ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

Venor Capital Management serves as investment manager or investment adviser to the Accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G.  Venor Capital GP is the general partner of Venor Capital Management, and as such, it may be deemed to control Venor Capital Management and therefor may be deemed to be the indirect beneficial owner of the Shares reported in this Schedule 13G.  Venor Special Situations is one of the Accounts and directly owns certain of the Shares as reported in this Schedule 13G with respect to which it has voting and dispositive authority over those Shares. Venor Special Situations GP is the general partner of Venor Special Situations, and as such, it may be deemed to control Venor Special Situations and therefore may be deemed to be the indirect beneficial owners of certain of the Shares as reported in this Schedule 13G. Mr. Jeffrey A. Bersh is a managing member of Venor Capital GP and Venor Special Situations GP and Co-Chief Investment Officer of Venor Capital Management, and as such, he may be deemed to control Venor Capital GP, Venor Special Situations GP and Venor Capital Management, respectively, and therefore may be deemed to be the indirect beneficial owner of the Shares reported in this Schedule 13G.  Mr. Michael J. Wartell is a managing member of Venor Capital GP and Venor Special Situations GP and Co-Chief Investment Officer of Venor Capital Management, and as such, he may be deemed to control Venor Capital GP, Venor Special Situations GP and Venor Capital Management, respectively, and therefore may be deemed to be the indirect beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims beneficial ownership of any such Shares.

A.	Venor Capital Management

	(a)	Amount indirectly beneficially owned: 14,207,992 Shares.
	(b)	Percent of class: 11.14%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	14,207,992
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	14,207,992

B.	Venor Capital GP

	(a)	Amount indirectly beneficially owned: 14,207,992 Shares.
	(b)	Percent of class: 11.14%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	14,207,992
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	14,207,992

C.	Venor Special Situations

	(a)	Amount indirectly beneficially owned: 3,774,209 Shares.
	(b)	Percent of class: 2.96%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,774,209
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,774,209

D.	Venor Special Situations GP

	(a)	Amount indirectly beneficially owned: 3,774,209 Shares.
	(b)	Percent of class: 2.96%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,774,209
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,774,209

E.	Jeffrey A. Bersh

	(a)	Amount indirectly beneficially owned: 14,207,992 Shares.
	(b)	Percent of class: 11.14%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	14,207,992
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	14,207,992

F.	Michael J. Wartell

	(a)	Amount indirectly beneficially owned: 14,207,992 Shares.
	(b)	Percent of class: 11.14%.
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	14,207,992
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	14,207,992

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 09069N108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2018	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2018	Venor Special Situations Fund LP

	By:	Venor Special Situations GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: February 14, 2018	Venor Special Situations GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member
Date: February 14, 2018	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: February 14, 2018	/s/ Michael J. Wartell
Michael J. Wartell

CUSIP NO. 09069N108

EXHIBIT INDEX
Page No.
A.	Joint Filing Agreement, dated as of November 7, 2017, by and among the Reporting Persons	17

CUSIP NO. 09069N108

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $.0001, of BioScrips, Inc., dated as of November 7, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 7, 2017	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: November 7, 2017	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: November 7, 2017	Venor Special Situations Fund LP

	By:	Venor Special Situations GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: November 7, 2017	Venor Special Situations GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: November 7, 2017	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: November 7, 2017	/s/ Michael J. Wartell
Michael J. Wartell